Exhibit 99.1

Hanwha Q CELLS Reports Third Quarter 2017 Results

Seoul, South Korea, November 10, 2017 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today reported its unaudited financial results for the third quarter ended September 30, 2017. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (10:00 pm Korea Standard Time) on November 10, 2017.

Third Quarter 2017 Highlights

•	Net revenues were $543.0 million, compared with $577.7 million in the second quarter of 2017 and $707.8 million in the third quarter of 2016.

•	Gross margin was 11.6%, compared with 11.6% in the second quarter of 2017 and 19.9% in the third quarter of 2016.

•	Operating income was $10.6 million, compared with operating income of $20.1 million in the second quarter of 2017 and operating income of $72.4 million in the third quarter of 2016.

•	Net income attributable to Company’s ordinary shareholders was $5.0 million, compared with net income of $18.7 million in the second quarter of 2017 and net income of $41.7 million in the third quarter of 2016.

•	Earnings per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) were $0.06, compared with earnings per fully diluted ADS of $0.22 in the second quarter of 2017 and earnings per fully diluted ADS of $0.50 in the third quarter of 2016.

Mr. Jay Seo, CFO of Hanwha Q CELLS, said that the Company’s “third quarter results were in-line with the Company’s guidance set forth in Q2,” and that the downward pressure on gross margin, caused primarily by increasing wafer prices, was partially off-set by cell and module processing cost reduction.”

Mr. Moon Seong Choi, the Company’s new SVP of Corporate Planning, commented that the Company will have a total of 8GW of nameplate module capacity at year-end when including Hanwha Q CELLS Korea’s manufacturing capacity. Mr. Choi discussed the expected impacts of Section 201, stating that the utility segment demand in the U.S. is not expected to decrease drastically following the ITC recommendation which was less than the remedies requested by the petitioners.

Third Quarter 2017 Results of Operations

Net Revenues

•	Total net revenues were $543.0 million, down 6.0% from $577.7 million in the second quarter of 2017 and down 23.3% from $707.8 million in the third quarter of 2016.

Gross Profit and Margin

•	Gross profit in the third quarter of 2017 was $63.2 million, compared with $67.2 million in the second quarter of 2017 and $140.5 million in the third quarter of 2016.

•	Gross margin in the third quarter of 2017 was 11.6%, compared with 11.6% in the second quarter of 2017 and 19.9% in the third quarter of 2016.

Income from Operations and Operating Margin

•	Income from operations in the third quarter of 2017 was $10.6 million, compared with $20.1 million in the second quarter of 2017 and $72.4 million in the third quarter of 2016.
•	Operating margin in the third quarter of 2017 was 2.0%, compared with 3.5% in the second quarter of 2017 and 10.2% in the third quarter of 2016.
•	Total operating expenses were $52.6 million in the third quarter of 2017, up 11.7% from $47.1 million in the second quarter of 2017 and down 22.8% from $68.1 million in the third quarter of 2016.
•	Selling and marketing expenses were $30.6 million in the third quarter of 2017, up 3.7% from $29.5 million in the second quarter of 2017 and down 15.9% from $36.4 million in the third quarter of 2016.
•	General and administrative expenses were $17.4 million in the third quarter of 2017, up 28.9% from $13.5 million in the second quarter of 2017 and down 11.7% from $19.7 million in the third quarter of 2016.
•	Research and development expenses were $4.6 million in the third quarter of 2017, up 12.2% from $4.1 million in the second quarter of 2017 and down 61.7% from $12.0 million in the third quarter of 2016.

Net Interest Expense

•	Net interest expense was $10.0 million in the third quarter of 2017, compared with $9.2 million in the second quarter of 2017 and $12.4 million in the third quarter of 2016.

Foreign Currency Exchange Gain (Loss)

•	Net foreign currency exchange gain was $7.3 million in the third quarter of 2017, compared with a gain of $7.1 million in the second quarter of 2017 and a loss of $2.3 million in the third quarter of 2016.

Gain (loss) on Change in Fair Value of Derivative Contracts

•	The Company recorded a net loss of $0.6 million in the third quarter of 2017 from the change in fair value of derivatives in hedging activities, compared with a net loss of $3.0 million in the second quarter of 2017 and a net loss of $2.1 million in the third quarter of 2016.

Income Tax Expense (Benefit)

•	Income tax expense was $2.5 million in the third quarter of 2017, compared with an income tax benefit of $3.0 million in the second quarter of 2017 and an income tax expense of $10.3 million in the third quarter of 2016.

Net Income (Loss) and Earnings (Loss) per ADS

•	Net income attributable to Company's ordinary shareholders was $5.0 million in the third quarter of 2017, compared with net income of $18.7 million in the second quarter of 2017 and net income of $41.7 million in the third quarter of 2016.
•	Earnings per fully diluted ADS on a GAAP basis were $0.06 in the third quarter of 2017, compared with $0.22 in the second quarter of 2017 and $0.50 in the third quarter of 2016.

Third Quarter 2017 Financial Position

As of September 30, 2017, the Company had cash and cash equivalents of $245.6 million, compared with $331.0 million as of June 30, 2017. The restricted cash as of September 30, 2017 was $113.4 million, compared with $95.0 million as of June 30, 2017.

As of September 30, 2017, accounts receivable was $391.1 million, compared with $358.4 million, as of June 30, 2017. Inventories were $350.7 million as of September 30, 2017, compared with $337.2 million as of June 30, 2017.

As of September 30, 2017, accounts payable was $429.2 million, compared with $407.8 million, as of June 30, 2017.

Total short-term bank borrowings (including the current portion of long-term bank borrowings) were $744.1 million, an increase of $108.6 million from the second quarter of 2017, due to proceeds from additional borrowings in China.

As of September 30, 2017, the Company had total long-term debt (net of current portion and long-term notes) of $336.8 million, an increase of $0.7 million from the second quarter of 2017. The Company's long-term debt is comprised of bank and government borrowings, to be repaid in installments until their maturities, ranging from one to fourteen years.

Capital expenditures were $26.6 million in the third quarter of 2017.

Operations Updates

Production Capacity

As of September 30, 2017, the Company’s in-house, annualized production capacities were 1,600 MW for ingot, 1,050 MW for wafer, 4,300 MW for cell and 4,300 MW for module.

By the end of this year, we expect our annual nameplate capacities to reach 1,600 MW for ingot, 1,100 MW for wafer, 4,300 MW for cell and 4,300 MW for module.

Furthermore, the Company has additional module availability of up to 2,100 MW (annualized) as of September 30, 2017 from Hanwha Q CELLS Korea Corporation, an affiliate of the Company. Hanwha Q CELLS Korea Corporation is currently ramping-up its capacity with expected capacity of approximately 3,700 MW by year-end.

Business Outlook

Fourth Quarter and Full Year 2017 Guidance

For the fourth quarter of 2017, the Company estimates net revenues in the range of $610 million to $630 million.

For the full year 2017, the Company reiterates its previous guidance of:

•	Total module shipments in the range of 5,500 to 5,700 MW

•	Revenue-recognized module shipments in the range of 5,300 to 5,500 MW

•	Capital expenditures of approximately $70 million for manufacturing technology upgrades and certain R&D related expenditures

Conference Call

The Company will host a conference call to discuss the results at 8:00 am Eastern Time (10:00 pm Korea Standard Time) on November 10, 2017. The management will discuss the results and take questions following the prepared remarks.

A live webcast of the conference call will be available on the investor relations section of the Company’s website at www.hanwha-qcells.com or by clicking the following hyperlink: https://edge.media-server.com/m6/p/dcywj8kq.

The dial-in details for the live conference call are as follows:

International Toll Free Dial-In Number	+65 6713-5090
United States	+1 (845)675-0437
South Korea	+82 2-6490-3660
Germany	08001820671
United Kingdom China, Domestic Hong Kong	+44 2036214779 4006208038 / 8008190121 +852 30186771

Passcode: HQCL

A replay of the call will be available after the conclusion of the conference call on the investor relations section of the Company’s website at www.hanwha-qcells.com and also by dialing the numbers below:

International Toll Free Dial-In Number	+61 2 8199 0299
United States	+1 (855) 452-5696
South Korea	00798-6136-1602
Germany United Kingdom	08001802149 08082340072
China, Domestic Hong Kong	8008700206 / 4006322162 800963117

Conference ID: 63369727

Replay time period: November 10, 2017 11:00 ET – November 18, 2017 07:59 ET

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About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ) with its diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large-scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com.

Safe Harbor Statement

This report contains forward-looking statements that are not statements of historical fact. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements, particularly statements about our guidance for performance in the third quarter and the full year 2017, involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include pending administrative and civil actions in the United States under existing or potential new statutes and regulations governing trade between the United States and other countries, and potential antidumping, countervailing or other duties imposed on goods imported into the United States, as well as the Company’s access to new capacity from an affiliate. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Hanwha Q CELLS Co., Ltd.

Hanwha Q CELLS Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in millions of US dollars, except share data)

	September 30, 2017	December 31, 2016
ASSETS	(unaudited)	(audited)
Current assets
Cash and cash equivalents	245.6	390.0
Restricted cash	113.4	116.8
Accounts and notes receivable - net	391.1	328.1
Receivables from related parties	122.4	83.6
Inventories	350.7	338.5
Loans to related parties	12.0	13.0
Other current assets	148.7	81.5
Total current assets	1,383.9	1,351.5

Fixed assets - net	790.2	755.5
Intangible assets - net	18.7	16.6
Land use rights - net	49.0	47.9
Deferred tax assets - net	7.2	6.1
Loans to related parties	6.2	6.6
Other long-term assets	27.7	24.9
Total assets	2,282.9	2,209.1
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	137.3	171.1
Notes payable	65.8	107.2
Payables to related parties	226.1	161.6
Deferred revenue	108.0	18.9
Accrued expenses	39.2	36.6
Other payables	21.3	20.2
Tax payables	7.7	16.0
Short-term debt	284.1	377.4
Current portion of long-term debt	460.0	150.5
Customer deposits	24.4	17.3
Derivative contracts	0.4	1.0
Litigation accruals	0.2	1.8
Deferred tax liabilities	-	2.4
Warranty provision	42.7	42.2
Other current liabilities	2.2	6.1
Total current liabilities	1,419.4	1,130.3

Long-term debt	336.8	643.7
Long-term warranty provision	17.3	19.0
Deferred tax liabilities	8.2	7.9
Total liabilities	1,781.7	1,800.9
Stockholders' equity
Ordinary shares	0.4	0.4
Additional paid-in capital	432.1	431.7
Accumulated income	148.6	107.3
Accumulated other comprehensive loss	(79.9)	(131.2)
Total stockholders' equity	501.2	408.2
Total liabilities, redeemable ordinary shares and stockholders’ equity	2,282.9	2,209.1

Hanwha Q CELLS Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(in millions of US dollars, except share data and net income (loss) per share)

	For the three months ended			For the nine months ended
	September 30, 2017	June 30, 2017	March 31, 2017	September 30, 2017	September 30, 2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	543.0	577.7	432.0	1,552.7	1,860.7
Cost of goods sold	479.8	510.5	372.2	1,362.5	1,460.0
Gross profit	63.2	67.2	59.8	190.2	400.7
Selling and marketing expenses	30.6	29.5	21.9	82.0	92.3
General and administrative expenses	17.4	13.5	18.2	49.1	57.2
Research and development expenses	4.6	4.1	8.8	17.5	37.6
Other operating expenses (income)	-	-	(17.4)	(17.4)	-
Income from operations	10.6	20.1	28.3	59.0	213.6
Other income (expenses)
Interest income	1.0	2.1	1.0	4.1	4.9
Interest expense	(11.0)	(11.3)	(10.5)	(32.8)	(39.4)
Foreign exchange gain (loss)	7.3	7.1	2.5	16.9	3.5
Gain (loss) on change in fair value of derivative contracts	(0.6)	(3.0)	(0.4)	(4.0)	(31.1)
Investment income (loss)	(0.4)	0.9	1.2	1.7	(2.1)
Other income (expense) - net	0.6	(0.2)	0.9	1.3	2.8
Other expense, net	(3.1)	(4.4)	(5.3)	(12.8)	(61.5)
Income before income tax	7.5	15.7	23.0	46.2	152.1

Income tax expense (benefit)	2.5	(3.0)	5.4	4.9	6.1
Net income	5.0	18.7	17.6	41.3	146.0

Net income attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per share:
Basic	US$0.00	US$0.00	US$0.00	US$0.01	US$0.04
Diluted	US$0.00	US$0.00	US$0.00	US$0.01	US$0.04

Net income attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per ADS:
Basic	US$0.06	US$0.22	US$0.21	US$0.50	US$1.75
Diluted	US$0.06	US$0.22	US$0.21	US$0.50	US$1.75

Number of shares used in computation of net income per share:
Basic	4,158,769,098	4,158,769,098	4,158,769,098	4,158,769,098	4,159,061,169
Diluted	4,158,769,098	4,158,769,098	4,158,769,098	4,158,769,098	4,159,521,554

Number of shares used in computation of net income per ADS:
Basic	83,175,382	83,175,382	83,175,382	83,175,382	83,181,223
Diluted	83,175,382	83,175,382	83,175,382	83,175,382	83,190,431

Other comprehensive income (loss)
Foreign currency translation adjustment	12.0	16.4	22.9	51.3	(9.3)
Pension adjustments	-	-	-	-	-
Comprehensive income	17.0	35.1	40.5	92.6	136.7